FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2021

Commission File Number: 001-12568

BBVA Argentina Bank S.A.

(Translation of registrant’s name into English)

111 Córdoba Av, C1054AAA

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Argentina Bank S.A.

TABLE OF CONTENTS

Item

MATERIAL EVENT

PROPOSALS OF MOTION FOR THE ANNUAL GENERAL ORDINARY

AND EXTRAORDINARY SHAREHOLDERS MEETING

TO BE HELD ON APRIL 20, 2021 AT 11 A.M.

BANCO BBVA ARGENTINA S. A.

Proposals of motion for the Annual General Ordinary and Extraordinary Shareholders

Meeting to be held on April 20, 2021 at 11 a.m.

1)	Holding of the remote Meeting in accordance with the CNV General Resolution No. 830/2020.

It is proposed that the Meeting be held as a remote Meeting, in accordance with the CNV General Resolution N° 830/2020.

2)	Appointment of two shareholders to prepare and sign the Meeting minutes, together with the First Vice President of the Board.

It is proposed to the Meeting that any two of the attending shareholders be appointed to sign the Minutes together with the First Vice President of the Board.

3)

Consideration of the Integrated Report, Financial Statements, Supplementary Information and other Accounting Information, Report of the Supervisory Committee and Auditor Report related to corporate Fiscal Year No. 146, ended on December 31, 2020.

The documents to be considered in this item of the Agenda are published in the Bolsas y Mercados Argentinos web, and that of the National Securities Commission (the “CNV”).

The Board of Directors expects the Company Annual General Ordinary and Extraordinary Shareholders Meeting to approve the documents submitted for its consideration.

4)	Consideration of the management of the Board of Directors, General Manager and the Supervisory Committee, in relation with the corporate Fiscal Year N° 146, ended on December 31, 2020.

To the date hereof, the members of the Board of Directors are as follows:

President	María Isabel Goiri Lartitegui
First Vice President	Jorge Delfín Luna
Second Vice President	Alfredo Castillo Triguero
Directors	Juan Manuel Ballesteros Castellano
Oscar Miguel Castro
Gabriel Eugenio Milstein
Adriana María Fernández de Melero
Alternate Directors	Gabriel Alberto Chaufán
Gustavo Alberto Mazzolini Casas
Javier Pérez Cardete

To the date hereof the General Manager is Martín Ezequiel Zarich.

The Board of Directors does not submit any proposal on this item and expects that the Shareholders approve its management.

To the date hereof, the members that form the Supervisory Committee or Statutory Auditors Committee are as follows:

Regular Member of the Statutory Auditors Committee	Mario Rafael Biscardi Alejandro Mosquera Gonzalo José Vidal Devoto
Alternate Members of the Statutory Auditors Committee	Julieta Paula Pariso Lorena Claudia Yansenson
Daniel Oscar Celentano

The Board of Directors does not summit any proposals on this item and expects the Shareholders to approve their management.

5)

Consideration of the results of the corporate Fiscal Year N° 146, ended on December 31, 2020. Consideration of the not-classified results as of December 31, 2020 that reflect a negative balance of AR$ 29,431,352,199.86. Proposal to absorb the amount of AR$ 29,431,352,199.86 of the voluntary reserve for future distribution of results, the balance of which amounts to AR$ 55,727,557,543.48 as of December 31, 2020.

In accordance with the resolutions adopted in the Board meeting held on March 9, 2021, the results of the fiscal year ended on December 31, 2020 amount to AR$ 12,044,576,733.32 and the Board proposes the treatment of the total amount of the not classified results as of December 31, 2019, which show a negative balance of AR$ 29,431,352,199.86 as a consequence of the adjustment for inflation carried out as from the fiscal year ended on December 31, 2020 and to absorb the accumulated loss totally for the amount of AR$ 29,431,352,199.86 of the voluntary reserve for future distribution of results, the balance of which amounts to de AR$ 55,727,557,543.48 as of December 31, 2020.

The Board of Directors expects the Company Annual General Ordinary and Extraordinary Shareholders Meeting to approve the documents submitted for its consideration.

6)

Partial write-off of the voluntary reserve fund, for future profit distributions, to apply the amount of AR$ 7,000,000,000 to the payment of a cash dividend subject to the prior authorization of the Central Bank of the Argentine Republic. Delegation to the Board of the powers for its implementation and for determination of the date on which it shall be put at disposal of the Shareholders.

In accordance with the resolutions adopted in the Board meeting held on March 9, 2021, the Board proposes to apply the amount of AR$ 7,000,000,000 to the payment of a cash dividend subject to the prior authorization of the Argentine Central Bank by the write-off of the voluntary reserve for future distribution of results. The dividends distribution shall be updated by the use of the price index corresponding to March, 2021, pursuant to the CNV General Resolution 777/18.

The amount of AR$ 7,000,000,000 originates from results accrued in fiscal years commenced prior to January 1, 2018 reason why it is not subject to the 7% withholding tax established in section 97 of the Income Tax Law, Ordered Text 2019. Likewise, the before mentioned distribution is not subject to the 35% withholding tax sets forth in section 74 of the Income Tax Law, Order Text 2019, since the dividends to be distributed do not exceed the profits determined on the base of the application of the general rules of said law.

The Board of Directors expects the Company Annual General Ordinary and Extraordinary Shareholders Meeting to approve the documents submitted for its consideration.

7)	Consideration of the Board remuneration corresponding to the Fiscal Year No 146, ended on December 31, 2020.

The Board of Directors proposes to pay to the Directors as fees for the duties performed during the fiscal year ended on December 31, 2020, the amount of AR$ 33,020,687.91 par value, which figure as expressed in uniform currency as of December 31, 2020 amounts to AR$ 39,181,204.96.

It is left on records that said proposal has the favorable opinion of the Company Audit Committee and the Appointment and Remuneration Committee.

The Board of Directors expects the Company Annual General Ordinary and Extraordinary Shareholders Meeting to approve the documents submitted for its consideration.

8)	Consideration of the Supervisory Committee remuneration corresponding to the Fiscal Year No 146, ended on December 31, 2020.

The Board of Directors proposes that Supervisory Committee fees as remuneration for the duties performed during the fiscal year ended on December 31, 2020 be fixed in the amount of AR$ $ 2.586.885, (par value).

The Board of Directors expects the Company Annual General Ordinary and Extraordinary Shareholders Meeting to approve the documents submitted for its consideration.

9)

Determination of the number of members of the Board of Directors and appointment of Directors, as appropriate. Authorization for carrying out the proceedings and filings and registration of the adopted resolutions.

Section ten of Banco BBVA Argentina S.A. By-laws sets forth that the Board of Directors may be comprised by a minimum of three regular members and a maximum of nine regular members and an equal or lower number of alternate members.

At present, the corporate Board of Directors is composed of seven Directors and three Alternate Directors.

María Isabel Goiri Lartitegui, Oscar Miguel Castro and Gabriel Eugenio Milstein terms of office as regular directors expired on December 31, 2020.

The Board of Directors does not summit any proposal on this item except for the terms provided for in the following paragraph and expects that the Shareholders determine the number and elect the members of the Board.

The Board of Directors will propose that any of the Directors of the Company be authorized, with the maximum powers, so that they may register these resolutions as a notarial instrument and/or carry out any necessary and/or convenient act to prepare and implement the resolutions approved by the Meeting before the CNV and proceed to its registration with the corresponding Public Commercial Registry.

10)	Appointment of three Regular Statutory Auditors and three Alternate Statutory Auditors for the current fiscal year Statutory Auditors´Committee.

Pursuant to section 19 of the By-laws, the supervision of the company shall be in charge of three regular members, appointed annually by the General Ordinary Shareholders Meeting, which shall also elect the same number of alternate members for the same period.

The terms of the regular members the Supervisory Committee: Mario Rafael Biscardi, Alejandro Mosquera, Gonzalo José Vidal Devoto and of the alternate members of the Supervisory Committee: Julieta Paula Pariso, Lorena Claudia Yansenson and Daniel Oscar Celentano expired on December 31, 2020.

All the proposed members to integrate the Supervisory Committee shall be independent in accordance with the applicable rules of the CNV.

The Board of Directors does not summit any proposal on this item and expects that the Shareholders make a proposal to fill said vacancies.

11)	Compensation of certifying accountant of the Financial Statements for the fiscal year No 146, ended on December 31, 2020.

The Board of Directors proposes to fix the compensation of remuneration of the certifying accountant of the financial statements for the Fiscal Year ended on December 31, 2020 in the amount of AR$ 155,674,791.18 plus VAT (par value), considering that the Audit Committee has decided that it is a reasonable amount.

The Board of Directors expects the approval of its proposal by the Annual General Ordinary and Extraordinary Shareholders Meeting.

12)	Appointment of the certifying Accountant for the financial statements corresponding to fiscal year 2021.

Considering the favorable opinion of the Audit Committee, the Board of Directors proposes the appointment of Mauricio G. Eidelstein as regular member of the Audit Committee and Carlos Fernando Bruno and Marcelo Adrián Castillo as alternate members of the Audit Committee, both of them partners in KPMG, for the financial statements corresponding to the fiscal year to be ended on December 31, 2021.

The Board of Directors expects the approval of its proposal by the Annual General Ordinary and Extraordinary Shareholders Meeting.

13)	Allocation of the budget to the Audit Committee under the Capital Markets Law No. 26,831 to hire professional advice.

Considering the request of the Audit Committee, the Board of Directors proposes the allocation of a budget of AR$ 1,979,685.31 (par value) to the Audit Committee, to apply it to the payment of professional advisory services, training and implementation of internal controls during the fiscal year to be ended on December 31, 2021.

The Board of Directors expects the approval of its proposal by the Annual General Ordinary and Extraordinary Shareholders Meeting.

14)	Amendment and replacement of Section Twenty-Two of the Corporate By-Laws to include the holding of Remote Board Meetings to prepare and approve an Ordered Text of the Corporate By-Laws

The Board proposes the amendment and replacement of section twenty-two of the Corporate By-Laws to include the holding of remote meetings and the authorization to the Board to prepare and approve an ordered text for the Corporate By-Laws.

The documents to be considered in this item of the Agenda are published in the Bolsas y Mercados Argentinos web, the draft for the Corporate By-Laws amendment has been submitted to the Comisión Nacional de Valores for its consideration.

The Board of Directors expects the approval of its proposal by the Annual General Ordinary and Extraordinary Shareholders Meeting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Argentina Bank S.A.

Date: March 30th, 2021	By:	/s/ Ernesto Gallardo
	Name:	Ernesto Gallardo
	Title:	Chief Financial Officer